Exhibit 14.2
IDLEAIRE TECHNOLOGIES CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS
FOR
MEMBERS OF THE BOARD OF DIRECTORS
The Board of Directors (the “Board”) of IdleAire (the “Company”) has adopted the following Code of Business Conduct and Ethics (the “Code”) for directors of the Company. This Code is intended to focus the Board and each director on areas of ethical risk, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each director must comply with the letter and spirit of this Code.
No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of either the Chair of the Nominating and Corporate Governance Committee or the Chair of the Audit Committee, who may consult with inside or outside legal counsel as appropriate.
Directors who also serve as officers of the Company should read this Code in conjunction with the Company’s Code of Conduct Policy.
1. Director Responsibilities
The Board represents the interests of stockholders, as owners of a corporation, in optimizing long-term value by overseeing management performance on the stockholders’ behalf. The Board’s responsibilities in performing this oversight function include a duty of care and a duty of loyalty.
A director’s duty of care refers to the responsibility to exercise appropriate diligence in overseeing the management of the Company, making decisions and taking other actions. In meeting the duty of care, directors are expected to:
•	Attend and participate in board and committee meetings. Personal participation is required. Directors may not vote or participate by proxy.

•	Remain properly informed about the corporation’s business and affairs. Directors should review and devote appropriate time to studying board materials.

•	Rely on others. Absent knowledge that makes reliance unwarranted, directors may rely on board committees, management, employees, and professional advisors.

•	Make inquiries. Directors should make inquiries about potential problems that come to their attention and follow up until they are reasonably satisfied that management is addressing them appropriately.
A director’s duty of loyalty refers to the responsibility to act in good faith and in the Company’s best interests, not the interests of the director, a family member or an organization with which the director is affiliated. Directors should not use their positions for personal gain. The duty of loyalty may be relevant in cases of conflict of interest (section 2 below) and corporate opportunities (section 3 below).

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2. Conflict of Interest
Directors must avoid any conflicts of interest between the director and the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to either the Chair of the Nominating and Corporate Governance Committee or the Chair of the Audit Committee.
A “conflict of interest” can occur when a director’s personal interest is adverse to — or may appear to be adverse to — the interests of the Company as a whole. Conflicts of interest also arise when a director, or a member of his or her immediate family,1 receives improper personal benefits as a result of his or her position as a director of the Company. In addition, a conflict situation can arise when a director takes actions or has interests that may make it difficult to perform his or her duties for the Company objectively and effectively.
This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which directors must refrain, however, are set out below.
•	Relationship of Company with third-parties. Directors may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Compensation from non-Company sources. Directors may not accept compensation (in any form) for services performed for the Company from any source other than the Company.

•	Gifts. Directors and members of their families may not accept gifts from persons or entities who deal with the Company in those cases where any such gift has more than a nominal value or where acceptance of the gifts could create the appearance of a conflict of interest.

•	Personal use of Company assets. Directors may not use Company assets, labor or information for personal use unless approved by the Chair of the Nominating and Corporate Governance Committee or as part of a compensation or expense reimbursement program available to all directors.

•	Financial Matters. Directors and members of their immediate family may not accept any loans from the Company nor guarantees by the Company of any obligations of the Directors or such immediate family members.
3. Corporate Opportunities
Directors are prohibited from: (a) taking for themselves personally opportunities related to the Company’s business that are discovered through the use of Company property, information or position; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a director may do so.
4. Confidentiality
Directors should maintain the confidentiality of information entrusted to them by the Company or its customers and any other confidential information about the Company or its customers that comes to them, from whatever source, in their capacity as a director, except when disclosure is authorized or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Company that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

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5. Compliance with laws, rules and regulations; fair dealing
Directors shall comply, and oversee compliance by employees, officers and other directors, with laws, rules and regulations applicable to the Company, including insider trading laws, and promote the full, fair, accurate, timely and understandable disclosure in reports and documents filed with the SEC and in other public communications made by the Company. Transactions in Company securities are governed by the Company’s Insider Trading Policy. Insider trading is both unethical and illegal, and should be dealt with decisively.
Directors shall endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. The directors shall not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
6. Encouraging the reporting of any illegal or unethical behavior
Directors should proactively promote ethical behavior and take steps to ensure the Company: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to promptly report violations of laws, rules, regulations or the Company’s Business Conduct Policy to appropriate personnel; (c) informs employees that the Company will not allow retaliation for reports of violations made in good faith; and (d) takes the steps that are reasonably necessary to deter wrongdoing and to promote accountability for adherence to the Company’s Business Conduct Policy.
7. Compliance Procedures
Directors should communicate any suspected violations of this Code promptly to either the Chair of the Nominating and Corporate Governance Committee or the Chair of the Audit Committee. Violations will be investigated by the Board or by a person or persons designated by the Board and appropriate action will be taken in the event of any violations of the Code.
8. Company Assets
Directors shall protect the Company’s assets and ensure their efficient use and that they are used for legitimate business purposes. Theft, carelessness and waste have a direct impact on the Company’s profitability.
9. Media Relations
The Company values its relationships with those in the media and endeavors to provide full and prompt disclosure of all material developments or events.
It is the policy of the Board that the non-management directors not have any direct contact with the media regarding the Company. Should any non-management director receive any inquiries from the media regarding the Company, such director should respond by explaining the policy and directing the member of the media to contact the Chairman and Chief Executive Officer of the Company.
In certain crisis situations or other exigent circumstances, it may be advisable for the Board to make statements to the media or to respond to inquiries from the media. Should such a situation occur, the Presiding Director will have the responsibility of obtaining appropriate legal and public relations advice and then making such statements or responding to inquiries from the media on behalf of the Board and all inquiries from the media should be directed to the Presiding Director for response. Unless the Board decides that it would be otherwise inappropriate under the circumstances, the Presiding Director will coordinate any statements made to the media or responses to any inquiries from the media with the Chairman and Chief Executive Officer of the Company.